December 17, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re:        Kimco Realty Corporation

Amendment No. 4, filed on November 26, 2008

to

Registration Statement on Form S-3

Filed April 30, 2004

File No. 333-115069

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kimco Realty Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of Amendment No. 4, filed on November 26, 2008, together with all exhibits thereto (collectively,  “Amendment No. 4”), to its Registration Statement on Form S-3 (File No. 333-115069) (the “Registration Statement”), and the issuance of an order granting the withdrawal of Amendment No. 4 by the Securities and Exchange Commission (the “SEC”) as soon as reasonably practical.

The Registrant requests the withdrawal of Amendment No. 4 because Amendment No. 4 was filed as pre-effective amendment to the Registration Statement and should have been filed as a post-effective amendment to the Registration Statement.  The Registrant filed Amendment No. 4 to increase the number of shares registered under the Registration Statement pursuant to Rule 416(b) under the Securities Act.  However, pursuant to discussions with the SEC, the Registrant filed a Form 8-K on December 12, 2008 and requests withdrawal of Amendment No. 4.

Please note that the Registrant is filing this application to request withdrawal of Amendment No. 4 only and is not applying for withdrawal of the entire Registration Statement.

If you have any questions regarding this matter, please contact Raymond Y. Lin of Latham & Watkins LLP, the Registrant's securities counsel, at (212) 906-1369. Thank you for your attention to this matter.

Sincerely,

/s/Michael V. Pappagallo

Michael V. Pappagallo

Chief Financial Officer and Chief Administrative Officer

Kimco Realty Corporation